

nouri

Prioritize People.™



Sean Bair · 3rd

Passionate about serving and protecting people.

Talks about #teaching, #analytics, #networking, #childsafety, and #entrepreneurship

Provo, Utah, United States · **Contact info**

7,035 followers · **500+** connections

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Nouri

University of Denver - Daniels College of Business

Activity

7,035 followers

(+ Follow)

Sean Bair reshared a post · 1h


Excited to have **Chris Schlierman** on the team! He's a seasoned entrepreneur who has grown several companies. Great things are on the horizon for Nouri! Event planners - check us out!

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Sean Bair reshared a post · 20h

Great opportunity to learn from an amazing entrepreneur!

Wed, Aug 31, 8:00 AM

Richie Norton's National Live Book Launch: Leadership Training

1 comment

Sean Bair reshared a post · 6d



Sean Bair reshared a post · 2w


FATFISH hosts these monthly networking events – go follow them to make sure you're at the next one. It was well worth it!

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About

Protecting Society. Serving Humanity.

Experience


CEO

Nouri · Full-time

Jun 2018 - Present · 4 yrs 3 mos

Provo, Utah Area

Be a better...

Nouri is about nourishing the relationships that mean the most to you. Add your contacts, set ...see more

 


Board Member / CEO

GameSafe · Full-time

May 2021 - Present · 1 yr 4 mos

Phoenix, Arizona, United States

GameSafe empowers parents to protect their children while gaming online.


Adjunct Professor - Strategy & Economics (392/560)

Brigham Young University Marriott School of Business · Part-time

Aug 2020 - Present · 2 yrs 1 mo

Provo, Utah, United States


Strategic Advisor

Multitude Insights · Part-time

Jun 2022 - Present · 3 mos

Intelligent Tools for Public Safety. Introducing BLTN, the first collective intelligence & collaboration network.


Strategic Advisor

ForceField · Part-time

Mar 2022 - Present · 6 mos

New York, United States

Making public safety smarter with infrastructure tools to keep people, property, and places safer. Brought to you by a team of intelligence analysts, security engineers, investigators, crime sur ...see more

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Education


University of Denver - Daniels College of Business
MBA
2004 - 2006


Colorado School of Mines
Statistics
2012 - 2013

Hering, A. S. and Bair, S. (2013) "Characterizing spatial and chronological target selection of serial offenders," Journal of the Royal Statistical Society. ...see more


Arizona State University
Bachelor of Science (BS), Justice Studies
1988 - 1992

Minor: Computer Science

Skills

Entrepreneurship

 Endorsed by Steven James "SJ" Maranville, Ph.D. who is highly skilled at this

Endorsed by 9 colleagues at Brigham Young University Marriott School of Business

99 endorsements

Business Development

 Endorsed by Meir Goodman who is highly skilled at this

Endorsed by 6 colleagues at Brigham Young University Marriott School of Business

76 endorsements

Start-ups

Endorsed by 7 colleagues at Brigham Young University Marriott School of Business

74 endorsements

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Recommendations

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Publications

Data Analysis & Public Safety: How Predictive Policing Can Benefit 9-1-1 Personnel
9-1-1 Magazine · Nov 1, 2013

(Show publication ↗)

Often, discussions about 9-1-1 technology are geared toward live computer aided dispatch screens, automated vehicle locator information and applications and communications systems between dispatch and offic   ...see more

Other authors

"Characterizing Spatial and Chronological Target Selection of Serial Offenders"
Journal of the Royal Statistical Society: Series C (Applied Statistics) · Aug 9, 2013

Other authors



Tactical Crime Analysis: Research & Investigation
CRC press · Aug 1, 2009

(Show publication ↗)

Research has shown that the majority of crimes are committed by persistent or serial offenders, with as little as seven percent of offenders accounting for approximately 60 percent of all crimes. By focusing police   ...see more

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Honors & awards

2012 Winner of the "Top 50 Colorado Companies to Watch"
Dec 2012

Outstanding Contributions to the field of Crime Analysis
Issued by International Association of Crime Analysts · Jan 2004

Meritorious Contribution to the Mission of the International Association of Crime Analysts
Issued by International Association of Crime Analysts · Jan 2002

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Interests

Influencers   Companies   Groups   Schools

Joel Peterson 🔗 · 2nd   Gary Vaynerchuk 🔗 · 2nd

Husband, Father, Teacher and Job Creator
419,251 followers

Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,223,147 followers

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